United States securities and exchange commission logo





                             December 29, 2021

       Hong Zhida
       Chief Executive Officer
       Addentax Group Corp.
       Kingkey 100, Block A, Room 5403
       Luohu District, Shenzhen City, China 518000

                                                        Re: Addentax Group
Corp.
                                                            Amendment No. 15 to
Registration Statement on Form S-1
                                                            Filed December 13,
2021
                                                            File No. 333-230943

       Dear Mr. Zhida:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 9, 2021 letter.

       Amendment No. 15 to Form S-1 filed December 13, 2021

       Cover Page

   1. Please disclose whether any transfers, dividends, or distributions have been made to date to investors. If so,
please quantify the amounts.
       Prospectus Summary, page 2

   2. You disclose that neither you nor your subsidiaries are required to obtain approval from
                                                        Chinese authorities to
list on a U.S. exchange or to offer your securities to foreign investors. Please
disclose the consequences to you if you inadvertently conclude that such permissions or
approvals are not required. Please also disclose each permission and approval that you are
required to obtain from Chinese authorities to operate your business,
 Hong Zhida
Addentax Group Corp.
December 29, 2021
Page 2
      whether you have received all requisite permissions or approvals, and whether any permissions or approvals have been denied. If you are not required to obtain any permissions or approvals to operate your business, please state this in your disclosure.
       Please contact Cara Wirth at (202) 551-7127 or Erin Jaskot at (202) 551-3442 with any questions.



                                                            Sincerely,
FirstName LastNameHong Zhida
                                                            Division of
Corporation Finance
Comapany NameAddentax Group Corp.
                                                            Office of Trade &
Services
December 29, 2021 Page 2
cc:       Lawrence Venick
FirstName LastName